SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C. 20549

                                      FORM 11-K






          (Mark One)

          [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

                         For the Fiscal Year Ended December 31, 1993

                                              OR

          [   ]          TRANSACTION REPORT  PURSUANT TO  SECTION 15(d)  OF
                         THE  SECURITIES  EXCHANGE  ACT  OF  1934  (NO  FEE
                         REQUIRED)





              A.  Full title of the Plan and the address of the Plan, if different from that of the issuer named below:


                       VALMONT EMPLOYEE RETIREMENT SAVINGS PLAN



              B. Name of issuer of securities held pursuant to the Plan and the address of its principal executive office


                               VALMONT INDUSTRIES, INC.
                                Valley, Nebraska 68064























          Pursuant to Instruction E of Form 11-K, Plan financial statements and schedules will be filed in paper under cover of Form SE.





                                      SIGNATURES


          THE PLAN.

               Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the Valmont Employee Retirement Savings Plan) have duly caused this annual report on 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

                                       VALMONT EMPLOYEE RETIREMENT
                                            SAVINGS PLAN


                                       By:  /s/ Mogens C. Bay
                                          ________________________
                                          Mogens C. Bay
                                          Policy Committee Member


                                       By:  /s/ Terry J. McClain
                                          ________________________
                                          Terry J. McClain
                                          Policy Committee Member


                                       By:  /s/ Tom L. Whalen
                                          ________________________
                                          Tom L. Whalen
                                          Policy Committee Member




          Dated this 29th day of December, 1994.

























                                 EXHIBIT TO FORM 11-K



                                 ACCOUNTANTS' CONSENT

          We consent to the incorporation by reference in Registration Statement on Form 11-K of Valmont Industries, Inc. Employee Retirement - Master Trust of our reports dated May 27, 1994 relating to the statements of net assets available for benefits of Valmont Industries, Inc. Employee Retirement - Master Trust as of December 31, 1993 and 1992 and the related statement of changes in net assets available for benefits of the year ended December 31, 1993.

                                            KPMG PEAT MARWICK LLP
                                            _____________________
                                            KPMG PEAT MARWICK LLP


          Omaha, Nebraska
          December 27, 1994